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                           September 12, 2023

       Fen Ye
       Chairlady and Director
       Lixiang Education Holding Co. Ltd.
       No. 818 Hua Yuan Street
       Liandu District, Lishui City
       Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co. Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 25,
2023
                                                            File No. 333-274209

       Dear Fen Ye:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed August 25, 2023

       Cover page

   1. Please revise your prospectus cover page and prospectus summary to provide more specific and prominent
disclosures about the legal and operational risks associated with
                                                        China-based companies.
For additional guidance, please see comments 1-11 of the
                                                        Division of Corporation
Finance   s Sample Letter to China-Based Companies issued by the
                                                        Staff in December 2021,
located at our web-site.
 Fen Ye
FirstName LastNameFen   YeCo. Ltd.
Lixiang Education Holding
Comapany 12,
September NameLixiang
              2023      Education Holding Co. Ltd.
September
Page 2    12, 2023 Page 2
FirstName LastName
Selling Shareholders, page 12

2. Please revise to provide the information required by Item 507 of Regulation S-
         K, specifically the name each such security holder, or explain why you do not believe such disclosure is necessary. For any entity that is a selling shareholder, please disclose the Item 507 information about any persons who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Stephanie Tang